UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Woodward, Inc.

(Exact name of registrant as specified in its charter)

Delaware	0-8408	36-1984010
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1081 Woodward Way, Fort Collins, Colorado	80524
(Address of principal executive offices)	(Zip Code)

A. Christopher Fawzy (970) 482-5811

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Woodward, Inc. (the “Company,” “Woodward,” “we,” “us” or “our”) is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 for the reporting period from January 1, 2018 to December 31, 2018 (the “Reporting Period”).

Rule 13p-1, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain conflict minerals (as defined below) are necessary to the functionality or production of such products. As defined in Form SD and as used herein, “conflict minerals” means: (i)(a) columbite-tantalite (or coltan), (b) cassiterite, (c) gold and (d) wolframite, or their derivatives, which are currently limited to tantalum, tin and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an “adjoining country” as defined in Form SD (collectively, the “Covered Countries”). Our operations, including the operations of our consolidated subsidiaries, may at times manufacture, or contract to manufacture, products for which conflict minerals are necessary to the functionality or production of those products. Woodward primarily serves the aerospace market and industrial market. Products we manufacture or contract to manufacture in the aerospace market include fuel pumps, metering units, actuators, air valves, specialty valves, fuel nozzles, and thrust reverser actuation systems for turbine engines and nacelles; as well as flight deck controls (auto throttles, rudder pedal assembles, flight control assemblies), actuators, servocontrols, motors and sensors for aircraft. Products we manufacture or contract to manufacture in the industrial market include power converters, actuators, valves, pumps, injectors, solenoids, ignition systems, governors, electronics and devices that measure, communicate and protect low and medium voltage electrical distribution systems. Some of these products contain one or more conflict minerals, in particular:

•

All of the product families listed, except for valves, nozzles, injectors and some pumps, contain (or physically are) electronics, motors and/or sensors. These product families will contain, at a minimum, tin in the lead/tin solder that fastens electronic components to printed circuit boards and tantalum in certain families of capacitors used in printed circuit board assemblies within those product families.

•	Gold is used in the plating of connectors and contacts in many of the electronics within our product families.

•	Finally, items in all of Woodward product families use a variety of steels, which contain tiny amounts of tungsten as part of their material recipe.

In 2018, Woodward extended its fuel injection systems product portfolio with the acquisition of L’Orange, a world class fuel injection systems technology company, from Rolls-Royce. The acquisition formally closed on June 4, 2018; therefore, in accordance with SEC Final Rule Item 1.02, Instructions for Item 1.01 (3), Woodward L’Orange’s use of the conflict minerals, its due diligence, and other SEC Final Rule reporting requirements are not included in Woodward’s disclosure for the Reporting Period.

These determinations lead to Woodward’s requirement to conduct a reasonable country of origin inquiry (“RCOI”) in accordance with Rule 13p-1.

Woodward developed its initial good faith RCOI process in calendar year 2013 (subsequent references to whole years refer to calendar years) and has continually improved that process. The initial RCOI process, while highly manual, was designed to conform to the Organisation for Economic Co-operation and Development’s (“OECD”) framework, “OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas”, Second Edition. We further refined our RCOI process during the second half of 2014 and throughout 2015 by focusing on the elimination of duplicate supplier records and grouping multiple business groups within a common corporation. We also enhanced our RCOI process through a supplier record selection process based on spend during a specified calendar interval and by joining the Conflict Free Sourcing Initiative (“CFSI”) in December 2015, gaining access to their extensive database of smelters or refiners (“SOR”), SOR audit records, and the mine of origin data that CFSI has been able to acquire during their SOR audits. In July 2016, Woodward contracted with Assent to acquire the Assent Compliance Platform (“ACP”) and Assent’s support services to automate the supplier inquiry, data collection and data validation tasks essential for RCOI. We executed our 2016 conflict minerals campaign with that platform and services. We also verified our RCOI process to conform to the “OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas”, Third Edition (“OECD Guidelines”). We began requesting part level Conflict Minerals Reporting Templates (“CMRTs”) from our suppliers as part of our 2017 campaign. In October 2017, CFSI was rebranded as the Responsible Materials Initiative (“RMI”) and will be so noted for all 2017 related activity. In 2018, Woodward continued its due diligence and RCOI processes. We requested part-level compliance responses from our suppliers and again participated in a multi-company written request, facilitated by Assent, to each smelter or refiner (“SOR”) that was not participating in, or had not completed, an independent audit program. This request was made to determine compliance to conflict-free sourcing protocols, and to encourage such SORs to participate in the audit program at the earliest practical opportunity.

RCOI

As noted above, some of the products Woodward manufactures contain one or more conflict minerals. Woodward does not purchase conflict minerals directly from mines, smelters or refiners. Rather, the Company sources products containing conflict minerals from its suppliers. In accordance with the OECD Guidelines, the Company relies on its suppliers to provide information regarding the origin of conflict minerals included in supplied products, including, where possible, the smelters or refiners of the conflict minerals.

Supplier Categorization

In connection with the preparation of the Form SD and associated Conflict Minerals Report, we create a master supplier list of direct suppliers who provide items or services directly used in items that Woodward manufactures or contracts to manufacture. Such suppliers are classified as either direct non-distribution suppliers, who fabricate custom designed items to either Woodward specification or supplier-engineered specifications, or direct distribution suppliers, who source items from multiple Original Equipment Manufacturers (“OEMs”), typically in the nature of a commercial item or items manufactured to standard government specifications. Direct distribution suppliers do not manufacture or contract to manufacture, nor do they influence the functionality or content of the items they obtain from OEMs and provide to their customers. Woodward relies on the efforts and activities of professional societies such as IPC – Association Connecting Electronics Industries, which provides a leading role in the conflict minerals efforts of the electronics and electronics distribution industries, to establish and maintain the principal mechanisms for obtaining OEM distribution component conflict minerals status from our first tier distribution suppliers. Woodward is also using an Assent service and practice to contact the OEMs directly for compliance status when we are able to provide the OEM’s name and part number.

Suppliers that contribute items or services only for Woodward’s internal operations and infrastructure, and are not incorporated into items that Woodward manufactures or contracts to manufacture, are not included in the Company’s conflict minerals reporting.

Relevant Supplier Identification

For our 2018 campaign, Woodward generated reports within our WISE and SAP enterprise resource planning (“ERP”) systems in mid-October 2018 to identify the products that were shipped that calendar year, using actual shipments from January 1st to mid-October and forecast shipments from mid-October to December 31st. We also included suppliers of our existing inventory at the start of the calendar year, to the degree that our business systems are capable of such delineation. The resulting product identifiers were input to a set of customized scripts that: 1) expanded each product into its constituent subassemblies and parts; and 2) provided the associated supplier identifier and/or Woodward plant identifier from which the subassemblies or parts had been purchased or fabricated for those products. That information was uploaded into ACP to create the relevant composite part and subassembly lists for each supplier, which would be submitted to them for part level responses. We used the same method for our 2017 reporting. We are campaigning 23,710 unique part/supplier records from our SAP business system, and 17,760 unique records from our WISE system.

Woodward Conflict Minerals Data Requests and Supplier Responses

Woodward initiated its 2018 campaign via ACP with suppliers managed in our SAP ERP system on February 27, 2019, and with the suppliers managed in our WISE ERP system on March 4, 2019, requesting both part level CMRTs and updated contact data. This is the second reporting year that Woodward is requesting part-level CMRTs if they are readily available or producible. If suppliers cannot provide part-level CMRTs, then we would continue to accept company level CMRTs. We are using the suppliers’ CMRTs to identify if they had a parent company, their parent company contact data if applicable, and whether their conflict minerals reporting was from a corporate or business group level. This is to further improve our inquiry approach in future reporting years. Follow-up inquiries were sent to current non-respondents via ACP on March 11 and 25. Escalation follow-ups were sent as personalized emails from our Assent Supplier Engagement Team on April 8, 22 and 29. Follow-up with suppliers submitting incomplete or incorrect CMRTs also started March 11. As of May 2, 2019 Woodward had received CMRTs from 1,163 out of 1,823 suppliers (63.8% completion, vs 51.7% in CY 2017), of which 1,038 (56.9% of the total number of suppliers, compared to 47.9% in 2017) were valid (valid indicates Excel file CMRT with no checker-tab-indicated errors). Our total completion rate has improved by 12% over last year’s statistics and is also an improvement over our 2016 previous best performance. This is in part due to a 1-month earlier campaign start than last year, and in part to Assent’s global supplier matching efforts of previously received industry data as noted above. The campaign with our SAP-managed suppliers, which started one week earlier than our campaign for our WISE-managed suppliers, achieved an 80% response rate, a significant improvement from last year’s campaign of 65%. There were 202 supplier CMRT responses at the Woodward-requested part or part-family level, compared to 79 last year. Woodward was unable to reach its internal 75% or better completion target for CY 2018. We believe two factors contributed significantly to this. The first is an apparent decrease in supplier interest in the conflict minerals program (despite the participation rate increase) based on the nature of numerous supplier responses to our CMRT requests. The second, based on a number of supplier responses, suggests that some upstream supplier / manufacturers believe they only need to address sales for the current reporting year, following the SEC Final Rule guidelines. However, Woodward and other downstream customers in many cases use components purchased in prior years within the products that they introduce into the stream of commerce during the current reporting year. This results in a downstream supplier need for CMRT data from prior timeframes.

Supplier Response Assessment

The ACP and Assent’s services team provided an extensive and comprehensive supplier CMRT assessment and validation for Woodward supplier responses using a due diligence process conforming to the 5-step due diligence process specified in the OECD Guidelines, and as discussed in Exhibit 1.01 to this form SD. Assent validated the SOR input provided in supplier CMRTs using an extensive database consisting of the Responsible Minerals Initiative (“RMI”), Responsible Jewelry Network (“RJC”), and London Bullion Market Association (“LBMA”) validated SOR lists, and the results of Assent internal independent SOR validation efforts. The CMRTs that passed the assessment process were automatically combined by ACP into a Woodward company level CMRT. Those CMRTs that did not pass were returned to the supplier with discrepancies identified and a corrective action request. Woodward, using its RMI membership and access to the RMI SOR audit records and country of origin data, completed its RCOI down to the mine country of origin level to the degree of accuracy and discrimination available in the RMI database.

Based on a reasonable country of origin inquiry, Woodward has found that some of its suppliers use smelters whose wolframite, columbite-tantalite, and cassiterite ores were acquired from mines in the Covered Countries. These ores are the sources of tungsten, tantalum and tin, respectively. All smelters so identified have passed the RMI conflict-free audit protocols. Therefore, Woodward will further expand its due diligence process to determine the source and chain of custody of the conflict minerals specific to its procured parts and materials. As a result of our due diligence process and findings to date, the Company has decided to file a Conflicts Minerals Report, a copy of which is filed as Exhibit 1.01 to this Form SD. Our Conflict Minerals Report is also publicly available as a document link at: https://www.woodward.com/en/about/corporate-governance/compliance. The content on any web site referred to in this Form SD is not incorporated by reference into this Form SD unless expressly noted.

RCOI IMPROVEMENT ACTIONS CONTINUING OR PLANNED

Woodward began implementing in 2018, or intends to begin implementing in 2019, the following improvement actions:

•

We created and are using tool and process modifications required to support initial part level CMRT requests. We provided each applicable supplier a complete list of those parts Woodward purchased from them for our calendar year shipments, so as to eliminate any ambiguity in the request / response process.

•

We continued to request part level CMRT requests from our suppliers for our current 2018 reporting year. Woodward achieved a significantly higher response number at the part level for 2018 compared to 2017 due to more actors in the conflict minerals space working at a part level. However, we are requesting and accepting company level CMRTs from suppliers who are unable to respond at the part level.

•	We continue to use our selected product material compliance application platform, ACP, and Assent services to automate our RCOI efforts.

•

We intend to continue researching the extensive use of tin as a component in a wide variety of non-obvious materials, to further assess if such materials are contained within Woodward products, and using this information to facilitate and/or validate the correctness of supplier sourcing information.

•

We are continuing to improve our supplier response rates, including part level declarations. We will be updating our supplier terms and conditions and our conflict minerals policy to more definitively address our expectations regarding supply chain responsiveness to conflict minerals reporting, eliminating their use of “red flag” SORs, and intend to cease business with SORs who are directly or indirectly identified on a US government sanctions list, according to the requirements of those sanctions.

•

We will continue and enhance via our Assent team our supplier outreach to suppliers reporting the use of smelters of concern, strongly encouraging them to procure, and to request their supply chains to procure from sources using conflict-free processes as determined by appropriate independent third-party audit programs, such as RMI.

•

We have since 2017 and are continuing to conduct an annual outreach program directly to SORs on the risk list to strongly encourage their participation in an independent third-party audit program and achieve conflict-free processes and protocols. We participate in a multi-company program facilitated by Assent, leveraging the collective influence we may have on the SORs. The autumn 2018 request letter was signed by over 40 companies, including Woodward.

•

We are starting in 2019 to conduct a separate outreach program to our suppliers who have reported use within their supply chains of active SORs who are affiliated with any United States sanctions, either directly or indirectly. This outreach directs such suppliers to cease use of the subject SORs and to direct their respective supply chains to do the same. This is a predecessor action to the planned supplier terms and conditions improvements described above. We are still determining an appropriate mechanism using our Assent Compliance Platform to verify compliance with this direction.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this Form SD.

Exhibit 1.01 – Conflict Minerals Report of Woodward, Inc., for the year ended December 31, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Woodward, Inc.
(Registrant)

/s/ A. Christopher Fawzy		May 30, 2019
By:	A. Christopher Fawzy Corporate Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer	(Date)

EXHIBIT INDEX

Exhibit No.	Description

1.01	Conflict Minerals Report of Woodward, Inc., for the year ended December 31, 2018.

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